Form 10-K, Exhibit 13
period 1997-03-30
POLK AUDIO INC
filed 1997-06-26
CIK 793982

                 [POLK AUDIO LOGO]                              Annual Report
                                                             Fiscal Year 1997








                                   [PHOTO]

                                                                [PHOTO]

ABOUT THE COVER

        The Polk Audio RT20p tower loudspeakers incorporate built-in powered subwoofers, making them ideal for use in today's home theater systems. Polk CS350 center channel (right) and LS f/x surround speakers (foreground) round out this innovative and high performance system.


TABLE OF CONTENTS


Financial Highlights..........................................  page 1
CEO's Letter to the Shareholders..............................  page 2
Interim Financial Information.................................  page 5
Independent Auditors' Report..................................  page 5
Consolidated Financial Statements and Notes...................  page 6
Management's Discussion and Analysis..........................  page 14
Seven-Year Financial Summary..................................  page 16
Market and Dividend Information...............................  page 16
Directors and Executive Officers..............................  Back Cover
Corporate Information.........................................  Back Cover




                                   [PHOTO]

[PHOTO]

                                               Polk Audio, Inc. and Subsidiaries

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)


YEARS ENDED MARCH             1997       1996      1995     1994     1993
Operating Results
Net sales                     $54,416    52,171    41,673   33,957   29,822
Operating income                1,612     2,217     2,341    1,434      665
Earnings before income taxes    1,284     1,971     2,305    1,507      883
Net earnings                      752     1,174     1,452      988      592
Earnings per share               0.41      0.69      0.86     0.60     0.36

Year-end Position
Working capital               $13,568    16,077    12,862    9,735    9,327
Total assets                   24,997    30,268    22,224   15,974   14,745
Long-term debt                  2,347     6,055     2,400       --       --
Stockholders' equity           16,544    15,436    14,153   12,474   11,437


ABOUT THE COMPANY

     Polk Audio, Inc., is a premier engineer, manufacturer, and marketer of high quality loudspeaker systems for the home and automotive markets marketed under the brand names Polk Audio and Eosone. Since its founding in 1972, Polk Audio has grown to become one of the top brands of loudspeakers in the United States.

     Polk's products all emphasize superior sound quality and many of them feature innovative and patented technologies. The Company's home products range in retail price from $159 per pair for the Polk Audio R1 to $9,000 for the SRT system. Autosound products range in retail price from $70 to $500 per system. They are primarily sold through a network of audio/video speciality retailers throughout the USA, Canada and Europe, and through distributors in approximately 53 other foreign countries.

                                                                         [PHOTO]

TO OUR SHAREHOLDERS:                                     [PHOTO]
                                                         GEORGE M. KLOPFER
                                                         CHIEF EXECUTIVE OFFICER

     The fiscal year ended March 1997 started out well, but ended on a sour note. As the year went on, general business conditions in our industry progressively deteriorated, for reasons which I will attempt to explain more fully below. As a consequence, both our sales and profits were significantly below our original expectations for the year.

     To summarize the more detailed figures presented elsewhere in this Annual Report, for the fiscal year ended March 1997 our sales were $54.4 million, up 4.3% over the prior year, and earnings per common share were $.41, down 40.6% from the prior year. Gross margins declined from 42.7% to 42.4%, reflecting declines and markdowns in pricing which became necessary during the second half of the year to maintain sales momentum and keep inventories at acceptable levels. Profits were also eroded by larger than usual charges for bad debts, reflecting concerns about the overall financial strength of certain customers, and by a reserve taken at year-end in connection with plans to close down warehousing, manufacturing and service operations in our Baltimore facilities and consolidate them into our San Diego facilities.

     In the midst of all this gloomy news, there were many positive accomplishments for the year, too, which we hope will set the stage for improving results in fiscal 1998 and beyond. We made excellent progress in establishing a newly created parallel brand, Eosone, in a parallel distribution channel, Best Buy Company. Our manufacturing operations have progressed considerably, in particular our woodworking operations which were started up a year and a half ago and which are now supplying a steady stream of high-quality cabinets at reduced costs. During the year we brought out a noteworthy number of successful new models, including the RT20p powered tower speaker system, the RM5300, six-piece home theater powered-subwoofer/satellite system and the M1 Multi-application monitor system, all of which helped us keep our overall revenue picture moving in a positive direction, Lastly, our operating
Management Team, under the able leadership of Jim Herd, has been able to make considerable strides in terms of controlling costs, managing working capital assets efficiently, getting new products out on time and on budget, and improving our overall responsiveness to customer needs. There is much work which still remains to be done in all these areas, of course, and in the coming year we plan to focus operating management's efforts on improving key indicators of operating efficiency such as reducing material lead times, driving down fixed costs further, improving customer service and reducing product development cycle times.

     As mentioned above, the past year has been a very tough one for our industry as a whole. Almost without exception, consumer electronics retailers in the USA have been experiencing downturns in retail traffic and in comparable-store sales, sometimes quite substantial ones. In addition, realizable margins on large segments of their merchandise assortments have dropped to unsustainably low levels. This in turn has exposed financial weaknesses and liquidity problems in the more highly leveraged players, which in turn has caused manufacturers, including ourselves, to tighten credit policies, even at the

                                                          [PHOTO]
                                                          MATTHEW S. POLK, JR.
                                                          CHAIRMAN OF THE BOARD

expense of foregone sales. Polk, as a leading brand in its distribution channels, has not been immune to these pressures, and we have found it necessary to reduce effective net selling prices to maintain market share and sales momentum in the face of these countervailing influences.

     The obvious question is, what is the root cause of these industry-wide problems and what is to be done about it? Somewhat paradoxically, we think the fundamental problem is being caused by the same factor that has driven the growth of our industry over the past two decades; improvements in technology.

     In our Annual Report last year, we published a very interesting graph, which charts the growth of our company since 1977 against the growth of the entire consumer electronics business during the same period.

               Polk Net Sales vs. All Consumer Electronics Sales

                                    [GRAPH]

     What is striking about this graph is how parallel the lines have remained over an extended period; we have grown over the long-term, basically because we are in a growing industry. The long-term growth of the consumer electronics business is the result of continuous innovations in the technology of electronic home entertainment products, which have made the products more interesting and useful for the consumer. The list is long, and familiar to all of us; VCR's, CD players, DSS direct satellite systems, surround sound and so on. Over the same 20 year period, audio and video products have become inextricably linked to each other; by now we estimate that over 85% of our speakers sold in the USA are used by the customer in conjunction with video components in integrated "Home Theater" systems. This has been very good, because it has broadened the market for audio products in general, and loudspeakers in particular. It has also tied the fate of the audio business directly into the fortunes of the video business -- in effect, audio has gone from being a freestanding product category 20 years ago, to a big-ticket, high-margin video accessory category today.

     In the past year, there have been announced to the public the imminent arrivals of several important and fundamental new video technologies -- most notably DVD (Digital Video Disk) and High-Definition Digital TV broadcasting. In the best tradition of the consumer electronics business, these technologies represent a stunning, categorical improvement in performance over the old technologies they are replacing, those being the VHS videocassette recorder and low-definition analog TV broadcasting, respectively. The industry's short-term problem is simply this: we have already told the consumer about these wonderful new products, but we're not shipping yet. The consumer's response is equally simple: they are

                                                               [PHOTO]
                                                               JAMES M. HERD
                                                               PRESIDENT

staying on the sidelines until the new stuff arrives. Thus, the lack of traffic in the retailers' showrooms, the declines in comparable-store sales and so on.

        In our view, we are faced with a tough short-term operating situation, probably to be followed by a resumption of the pattern of long-term growth portrayed in the graph. By informed estimates, in the USA alone there is an installed base of over 250 million televisions (an average of 2.5 per household), none of which are equipped to receive the digital broadcasts which the Federal Government has recently mandated as the new standard to be implemented by 2002. That means a lot of people are going to be replacing their TV's in the next few years.

        The specialty retailers that are Polk's chosen channel of distribution are well-schooled in the art of selling high-margin audio products to go along with the low-margin video products that brought the customer into the store. Accordingly, we are optimistic that the emerging new video technologies will stimulate a lot of audio sales in their wake over the next decade or so.

        In the meanwhile, we are focused on the problem of getting through what will probably continue to be a tough market in the next year. To this end, we have made some fairly substantial cuts in fixed operating expenses, so as to reduce the amount of revenue we need to bring in to produce an acceptable return on the shareholder capital invested in the business. Early on this fiscal year, we are planning a rollout of redesigned versions of our already very successful RT Towers. We have already shown these new models to our key dealers, who were exceedingly enthusiastic about them, and accordingly we expect good sales results from these new products. Later on in the year we will be rolling out new center and rear channel products, and new powered subwoofers. We are bringing in additional CNC woodworking machines, which will permit us to self-source 100% of our cabinet requirements with improved quality and reduced costs. We are planning ways of substantially reducing lead times on key purchased components (such as power amplifiers), which will permit us to reduce investment in inventories and improve customer service at the same time. By all these means, we expect to be able to get past the market's present difficulties in good form in the coming year.

Cordially,

/s/ George M. Klopfer
---------------------

George M. Klopfer
Chief Executive Officer

                                               Polk Audio, Inc. and Subsidiaries

INTERIM FINANCIAL
INFORMATION (unaudited)



1997                                                    Quarter ended
-------------------------------------------------------------------------------------------------
                                MARCH 30,       December 29,      September 29,      June 30,
                                  1997             1996               1996             1996
-------------------------------------------------------------------------------------------------
Net sales                     $13,197,014        15,456,015         14,479,338      11,283,956
Gross profit                    5,264,742         6,887,980          6,143,229       4,771,478
Net earnings (loss)              (280,360)          543,692            453,713          34,684
Earnings (loss) per share           (0.15)             0.30               0.25            0.02
=================================================================================================
1996                                                    Quarter ended
-------------------------------------------------------------------------------------------------
                                March 31,       December 31,       October 1,         July 2,
                                  1996             1995               1995             1995
-------------------------------------------------------------------------------------------------
Net sales                     $18,068,604        13,120,047         11,239,712       9,742,321
Gross profit                    7,310,322         5,981,611          4,817,326       4,172,435
Net earnings (loss)               741,925           416,571            120,017        (104,802)
Earnings (loss) per share            0.44              0.25               0.07           (0.06)
=================================================================================================
1995                                                    Quarter ended
-------------------------------------------------------------------------------------------------
                                March 26,       December 25,      September 25,      June 26,
                                  1995             1994               1994             1994
-------------------------------------------------------------------------------------------------
Net sales                     $10,801,187        13,895,937         10,280,382       6,695,431
Gross profit                    5,082,110         6,919,708          4,626,662       2,692,379
Net earnings (loss)               156,053         1,134,633            501,505        (340,255)
Earnings (loss) per share            0.09              0.67               0.30           (0.21)
=================================================================================================



INDEPENDENT AUDITORS' REPORT

[KPMG Peat Marwick LLP LOGO]


The Board of Directors and Stockholders
Polk Audio, Inc.:

        We have audited the accompanying consolidated balance sheets of Polk Audio, Inc. and subsidiaries (the Company) as of March 30, 1997 and March 31, 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polk Audio, Inc. and subsidiaries as of March 30, 1997 and March 31, 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended March 30, 1997 in conformity with generally accepted accounting principles.


                                            /s/ KPMG Peat Marwick LLP

Baltimore, Maryland
May 14, 1997

                                                Polk Audio Inc. and Subsidiaries

CONSOLIDATED
BALANCE SHEETS


                                                                                                 MARCH 30,      March 31,
                                                                                                   1997           1996
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                     $   422,043        184,118
  Trade accounts receivable, less allowance for doubtful accounts
    of $385,107 in 1997 and $170,396 in 1996                                                      9,510,232     15,660,909
  Inventories:
    Finished goods                                                                                4,109,323      3,579,287
    Work-in-process                                                                                 804,199        596,436
    Raw materials and supplies                                                                    2,985,000      3,752,715
--------------------------------------------------------------------------------------------------------------------------
Total inventories                                                                                 7,898,522      7,928,438
--------------------------------------------------------------------------------------------------------------------------
  Income taxes recoverable                                                                           53,184             --
  Deferred income taxes (note 4)                                                                    784,000        546,000
  Prepaid expenses and other current assets                                                         671,769        298,831
--------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                             19,339,750     24,618,296
Property and equipment, at cost less accumulated
  depreciation and amortization (note 2)                                                          4,299,000      4,626,848
Deposits and other assets                                                                           382,686        262,775
Notes receivable--officers                                                                          225,946        224,237
Deferred income taxes (note 4)                                                                      750,000        536,000
--------------------------------------------------------------------------------------------------------------------------
                                                                                                $24,997,382     30,268,156
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade                                                                       $ 2,758,117      4,666,043
  Bank overdraft                                                                                     44,126        450,336
  Income taxes payable                                                                                   --        305,445
  Accrued expenses and other liabilities (note 9)                                                 2,302,394      2,429,938
  Current portion of long-term debt (note 3)                                                        400,000        400,000
  Current portion of accrued product warranty                                                       267,000        290,000
--------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                         5,771,637      8,541,762
--------------------------------------------------------------------------------------------------------------------------
Long-term liabilities:
  Long-term debt, less current portion (note 3)                                                   2,346,795      6,055,149
  Accrued product warranty, less current portion                                                    335,000        235,000
--------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (notes 6 and 7):
  Common stock, par value $.01 per share. Authorized 20,000,000 shares;
    issued and outstanding 1,823,035 shares in 1997 and 1,797,035 shares in 1996                     18,230         17,970
  Additional paid-in capital                                                                      1,586,478      1,253,489
  Foreign currency translation adjustments                                                          (24,896)       (55,373)
  Notes receivable--stock options                                                                  (822,250)      (814,500)
  Retained earnings                                                                              15,786,388     15,034,659
--------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                       16,543,950     15,436,245
Commitments (notes 3, 5 and 8)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                $24,997,382     30,268,156
==========================================================================================================================

See accompanying notes to consolidated financial statements.

                                              Polk Audio, Inc. and Subsidiaries

CONSOLIDATED
STATEMENTS OF EARNINGS


Three-year period                MARCH 30,             March 31,              March 26,
ended March 30, 1997               1997                   1996                   1995
----------------------------------------------------------------------------------------
Net sales                        $54,416,323           52,170,684             41,672,937
Cost of goods sold                31,348,894           29,888,990             22,352,078
----------------------------------------------------------------------------------------
Gross profit                      23,067,429           22,281,694             19,320,859
Selling, research, general
  and administrative expenses     21,454,963           20,064,845             16,979,472
----------------------------------------------------------------------------------------
Operating income                   1,612,466            2,216,849              2,341,387
Other income (expense):
  Interest income                      3,883               32,132                 71,087
  Interest expense                  (349,508)            (294,482)              (101,167)
  Other, net                          16,888               16,212                 (6,371)
----------------------------------------------------------------------------------------
                                    (328,737)            (246,138)               (36,451)
----------------------------------------------------------------------------------------
Earnings before income taxes       1,283,729            1,970,711              2,304,936
Income taxes (note 4)                532,000              797,000                853,000
----------------------------------------------------------------------------------------
Net earnings                     $   751,729            1,173,711              1,451,936
========================================================================================
Earnings per common and
  common equivalent share        $      0.41                 0.69                   0.86
========================================================================================

See accompanying notes to consolidated financial statements.

                                               Polk Audio, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY



                                                                                  Foreign
                                                     Additional      Notes        Currency                      Total
Three-year period               Number     Common     Paid-in      Receivable    Translation    Retained     Stockholders'
ended March 30, 1997          of Shares     Stock     Capital       Options      Adjustments    Earnings        Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 27, 1994    1,596,035    $15,960        53,874            -       (4,547)      12,409,012      12,474,299
  Compensation recognized
   under grant of stock
   options                           -          -        40,000            -            -                -          40,000
  Foreign currency
   translation adjustments           -          -             -            -      (22,630)               -         (22,630)
  Exercise of stock options
   by employees                 36,000        360       208,640            -            -                -         209,000
  Net earnings                       -          -             -            -            -        1,451,936       1,451,936
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 26, 1995    1,632,035     16,320       302,514            -      (27,177)      13,860,948      14,152,605
  Compensation recognized
   under grant of stock
   options                           -          -       138,125            -            -                -         138,125
  Foreign currency
   translation adjustments           -          -             -            -      (28,196)               -         (28,196)
  Exercise of stock options
   by employees                165,000      1,650       812,850     (814,500)           -                -               -
  Net earnings                       -          -             -            -            -        1,173,711       1,173,711
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1996    1,797,035     17,970     1,253,489     (814,500)     (55,373)      15,034,659      15,436,245
  Foreign currency
   translation adjustments           -          -             -            -       30,477                -          30,477
  Exercise of stock options
   by employees                 26,000        260       332,989       (7,750)           -                -         325,499
  Net earnings                       -          -             -            -            -          751,729         751,729
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 30, 1997    1,823,035    $18,230     1,586,478     (822,250)     (24,896)      15,786,388      16,543,950
================================================================================================================================



See accompanying notes to consolidated financial statements.

                                              Polk Audio, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS
OF CASH FLOWS


                                                                        MARCH 30,       March 31,       March 26,
Three-year period ended March 30, 1997                                    1997            1996            1995
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                                         $   751,729      1,173,711       1,451,936
  Adjustments to reconcile net earnings to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                      2,032,998      1,655,924       1,486,032
      Noncash compensation recognized under stock option plan                   --        138,125          40,000
      Gain on sale of fixed assets                                         (40,242)       (22,230)        (13,414)
      Deferred income taxes                                               (440,000)      (257,000)        (84,000)
      Increase in accrued product warranty                                  77,000         82,000          30,000
      Increase (decrease) from changes in working capital:
        Accounts receivable                                              6,150,677     (7,061,348)     (2,383,190)
        Inventories                                                         29,916        101,312      (3,057,496)
        Income taxes recoverable or payable                               (370,629)       202,697        (208,502)
        Prepaid expenses and other current assets                         (372,938)       (41,317)        (39,232)
        Accounts payable, trade                                         (1,907,926)     2,143,447         733,390
        Accrued expenses and other current liabilities                    (127,544)       208,360       1,015,510
      Other                                                                     --        (83,836)          2,896
------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                      5,783,041     (1,760,155)     (1,026,070)
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases of property and equipment                                   (1,705,150)    (3,237,676)     (1,979,889)
  Proceeds from disposal of equipment                                       40,242         22,230          13,414
  Repayments of notes receivable                                                --         85,443          64,399
  Decrease (increase) in deposits and other assets                        (121,620)       381,837        (471,770)
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (1,786,528)    (2,748,166)     (2,373,846)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Increase (decrease) in bank overdraft                                   (406,210)       450,336              --
  Net proceeds from (payments on) revolving line of credit              (3,308,354)     4,055,149              --
  Proceeds from revolving line of credit                                        --             --       2,300,000
  Payments on revolving line of credit                                          --             --      (1,500,000)
  Proceeds from term note payable                                               --             --       2,000,000
  Payments on term note payable                                           (400,000)      (400,000)             --
  Proceeds from exercise of stock options                                  325,499             --         209,000
------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                     (3,789,065)     4,105,485       3,009,000
  Effect of exchange rate changes on cash                                   30,477        (28,196)        (22,630)
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                       237,925       (431,032)       (413,546)
Cash and cash equivalents at beginning of year                             184,118        615,150       1,028,696
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $   422,043        184,118         615,150
==================================================================================================================
Non-cash transactions:
  Notes receivable--stock--received for exercise of stock options            7,750        814,500              --
==================================================================================================================

See accompanying notes to consolidated financial statements.

                                              Polk Audio, Inc. and Subsidiaries

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

        Polk Audio, Inc. engineers and manufactures high quality loudspeaker systems for home and automotive markets.

        The consolidated financial statements include the accounts of Polk Audio, Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

        The Company's fiscal year is the 52-53 week fiscal year ending the last Sunday in March. The financial statements present results of operations and cash flows for the fiscal years ended March 30, 1997 (52 weeks), March 31, 1996 (53 weeks) and March 26, 1995 (52 weeks).

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

       Cash equivalents consist of highly liquid debt instruments with original maturities of three months or less.

Inventories

       Inventories, consisting of material, labor and overhead, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

        Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. The estimated economic lives of equipment, machinery, furniture and fixtures range from three to eight years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets. Maintenance and repairs are charged to expense as incurred.

Patents

        Costs of obtaining and protecting patents are charged to expense as incurred.

Product Warranty

        Estimated warranty costs are provided in the year of sale. Accrued costs applicable to warranty obligations beyond one year are classified as long-term liabilities.

Fair Value of Financial Instruments

        The fair value of instruments, including accounts receivable, accounts payable and long-term debt approximate carrying value since the instruments are either short-term in nature or the interest rates float above market indices.

Research and Development Costs

        Costs associated with the development of new products and enhancements to existing products are charged to operations as incurred. Such costs were approximately $2,726,000 in 1997, $3,266,000 in 1996 and $2,565,000 in 1995.

Income Taxes

        Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

        Earnings per share computations are based on the weighted average number of shares of common stock and common stock equivalents (representing employee stock options) outstanding during each period. The numbers of shares used in the computations were 1,827,466 shares in 1997, 1,700,147 shares in 1996 and 1,673,662 shares in 1995.

Stock-Based Compensation

        In October 1995, the FASB issued Statement of Financial Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123, which is effective for fiscal years beginning after December 15, 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. SFAS 123 allows companies to account for stock-based compensation either under the new provisions of SFAS 123 or under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company has continued to account for its stock-based compensation in accordance with APB
25. Information required by SFAS 123 regarding the Company's Stock-Based Compensation Plan is provided in Note 7.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

        The Company adopted the provisions of Statement of Financial
Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," on April 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations or liquidity.

Reclassifications

        Certain amounts for prior years have been reclassified to conform to the presentation for 1997.

(2) PROPERTY AND EQUIPMENT

        Property and equipment are summarized as follows:


                                                    MARCH 30,              March 31,
                                                     1997                   1996
-------------------------------------------------------------------------------------
Equipment, machinery and tooling                   $ 8,174,406             7,173,550
Leasehold improvements                               1,912,968             1,786,004
Furniture and fixtures                                 309,465               255,337
Transportation equipment                               244,156               339,031
-------------------------------------------------------------------------------------
                                                    10,640,995             9,553,922
Less accumulated depreciation and amortization       6,341,995             4,927,074
-------------------------------------------------------------------------------------
                                                   $ 4,299,000             4,626,848
=====================================================================================

(3) CREDIT ARRANGEMENTS

        The Company has a revolving credit agreement with a commercial bank providing for maximum borrowings of $8,000,000, until March 31, 1997, and $6,500,000 thereafter, at the LIBOR rate plus 1.75% (7.44% at March 30, 1997). Any borrowings under this agreement will be due October 31, 1998. Among other things, the agreement requires the Company to maintain certain minimum financial ratios for debt to tangible net worth, income to fixed charges and working capital. The agreement provides that outstanding cash balances at the bank automatically curtail the outstanding borrowings. Borrowings at March 30, 1997 and March 31, 1996 totaled $1,546,795 and $4,855,149, respectively.

        The Company also has a $2,000,000 5-year unsecured term loan with a commercial bank. The loan incurs interest at a rate of prime plus 1/4 percent (8.75% at March 30, 1997) and the loan matures on December 31, 1999. Borrowings at March 30, 1997 and March 31, 1996 totaled $1,200,000 and $1,600,000, respectively. Principal payments are due as follows: $400,000 in 1998, $400,000 in 1999 and $400,000 in 2000.

        Interest payments for supplementary cash flow information totaled approximately $352,000, $269,000 and $89,000 during 1997, 1996 and 1995, respectively.

(4) INCOME TAXES

        The provision for income taxes is as follows for the fiscal years ended:

                                           Fiscal Years Ended
--------------------------------------------------------------------------
                                MARCH 30,       March 31,       March 26,
                                   1997            1996            1995
--------------------------------------------------------------------------
Federal                         $ 500,000        732,800         805,000
State                              32,000         64,200          48,000
--------------------------------------------------------------------------
                                  532,000        797,000         853,000
==========================================================================
Current                           972,000      1,054,000         937,000
Deferred                         (440,000)      (257,000)        (84,000)
--------------------------------------------------------------------------
                                $ 532,000        797,000         853,000
==========================================================================

        The provision for income taxes is reconciled to the amount computed by applying the Federal corporate tax rate of 34% to earnings before income taxes as follows:

----------------------------------------------------------------------------------------------------------
                                                                MARCH 30,       March 31,       March 26,
                                                                   1997            1996            1995
----------------------------------------------------------------------------------------------------------
Income tax at statutory rate                                  $ 436,000          670,000         784,000
State income taxes, net of Federal tax benefit                   21,000           41,000          32,000
Research and development credits                                 (7,000)         (53,000)        (61,000)
Foreign sales corporation                                            --               --         (22,000)
Non-deductible employee meals and entertainment                  65,000           46,000          46,000
Non-deductible legal costs                                           --               --          28,000
Stock option compensation                                            --               --         (42,000)
Net increase in valuation allowance                              13,000           93,000         113,000
Other, net                                                        4,000               --         (25,000)
----------------------------------------------------------------------------------------------------------
                                                              $ 532,000          797,000         853,000
==========================================================================================================
Income tax payments for supplementary cash flow information  $1,142,000          641,000       1,115,000
==========================================================================================================

        The components of the deferred income tax asset at March 30, 1997 and March 31, 1996 were as follows:

                                                                             1997            1996
---------------------------------------------------------------------------------------------------
Deferred tax assets:
  Depreciation                                                          $  555,000         407,000
  Product warranty costs and accrued advertising                           263,000         235,000
  Employee compensation, including stock options                           276,000         190,000
  Inventory                                                                250,000         168,000
  State income tax net operating loss carryforward                         122,000          97,000
  Allowance for doubtful accounts                                          141,000          62,000
  Net capital loss carryforwards                                            31,000          31,000
  Other                                                                     80,000          55,000
---------------------------------------------------------------------------------------------------
Deferred tax assets                                                      1,718,000       1,245,000
Less valuation allowance                                                   142,000         129,000
---------------------------------------------------------------------------------------------------
Deferred tax assets, net                                                 1,576,000       1,116,000
---------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  State income taxes                                                        13,000          13,000
  Prepaid expenses                                                          29,000          21,000
---------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                    42,000          34,000
---------------------------------------------------------------------------------------------------
Net deferred tax asset                                                  $1,534 000       1,082,000
===================================================================================================

                                               Polk Audio Inc. and Subsidiaries

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)


   A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a valuation allowance for the excess of deferred tax assets over taxes paid available in carryback years and future reversals of certain existing taxable temporary differences.

(5)  COMMITMENTS

   The Company is obligated under two noncancellable operating leases with partnerships comprised of the principal stockholders of the Company for plant, warehouse and office facilities. One lease provides for annual rentals of approximately $501,000 through September, 2006, while the other provides for annual rents of approximately $344,000 through 2002. Both provide for additional rents for changes in the Consumer Price Index, real estate taxes, insurance, utilities and maintenance. Rentals paid to such partnership were approximately $905,000 in 1997, $624,000 in 1996 and $608,000 in 1995. In addition, the
Company is obligated under noncancellable operating leases for various equipment and vehicles. In the aggregate, rental payments under all operating leases totaled $1,644,000 in 1997, $1,340,000 in 1996 and $982,000 in 1995. The
approximate future minimum rentals are $1,764,000 in 1998, $1,077,000 in 1999, $972,000 in 2000, $911,000 in 2001, $824,000 in 2002 and $752,000 thereafter.

(6)  COMMON STOCK

   The Company's charter provides that all shares are initially classified as common stock and empowers the Board of Directors to reclassify any unissued shares into classes of preferred or similar stock by setting preference, conversion or other rights; voting powers; dividend or other limitations, restrictions or qualifications; or terms or conditions of redemption of such shares.

   Under the terms of an approved Stock Repurchase Plan the Company can repurchase up to 400,000 shares of the Company's common stock.

(7)  EQUITY PARTICIPATION PLAN

   Under the Company's Equity Participation Plan for officers and key employees, an aggregate of 600,000 shares of common stock have been reserved for issuance as stock bonus awards, incentive stock options or non-qualified stock options. Incentive stock options may be granted, subject to certain limitations defined in the plan, at no less than fair market value at the date of grant (110% of fair market value for more than 10% stockholders) and non-qualified stock options may be granted at no less than 85% of fair market value at the date of grant. The maximum exercise period is ten years (five years for more than 10% stockholders) from the date the option is granted. The plan also provides for granting stock appreciation rights and tax benefit rights in tandem with non-qualified stock options and stock bonus awards. The Company has granted to certain key employees non-qualified stock options to purchase an aggregate 368,500 shares of common stock. The following table summarizes the transactions.

                        MARCH 30,      March 31,       March 26,
Stock Option Plan         1997           1996            1995
-----------------------------------------------------------------
Beginning of year       142,796         253,000         264,000
Granted                      --          72,500          25,000
Exercised               (26,000)       (165,000)        (36,000)
Terminated                   --         (17,704)             --
-----------------------------------------------------------------
End of year             116,796         142,796         253,000
=================================================================
Exercisable at
  end of year            44,296          70,296         171,000
=================================================================

   The weighted average exercise prices for the aforementioned options are presented below for the years ended March 30, 1997, March 31, 1996 and March 26, 1995.

                                         1997      1996      1995
-----------------------------------------------------------------
Outstanding beginning of period         $7.40      5.46      6.02
Exercised                                6.19      4.94      5.81
Surrendered                                --      6.10        --
Granted                                    --      8.41      8.94
Outstanding end of period                7.67      7.40      5.46
Exercisable at end of period             6.47      6.37      7.08
=================================================================
Weighted average fair value of
  options granted during the period        --      5.10        --
=================================================================

   During 1997, 1,000 shares have been exercised at a price of $7.75 per share. In lieu of cash consideration, the Company accepted a full recourse note receivable that bears interest at 6.64% and is due September 4, 2001. During 1996, 165,000 shares were exercised at an average price of $4.94 per share. In lieu of cash consideration, the Company accepted full recourse notes receivable that bear interest at 5.45%. Such notes are due March 26, 2001.

   If compensation expense had been recorded based on the fair value at the grant dates for awards under the Plans consistent with the method prescribed by SFAS 123, the Company's net income and income per share would have been adjusted to the pro forma amounts presented below:

                                        MARCH 30,       March 31,
                                          1997            1996
-----------------------------------------------------------------
Net income:
  As reported                           $751,729        1,173,711
  Pro forma                              687,597        1,109,579
Income per common share:
  As reported                               0.41             0.69
  Pro forma                                 0.38             0.65
=================================================================

        The fair value of each option is estimated on the date of the grant using a type of Black-Scholes option-pricing model with the following assumptions used for grants issued during the years ended March 30, 1997 and March 31, 1996: no dividend yield, expected volatility of 43.5%, risk-free interest rate of 6.5%, and expected terms of 5 and 10 years. No vesting can occur until 1998.

        A summary of information about stock options outstanding at March 30, 1997 is as follows:

                                               Options           Options
                                             Outstanding       Exercisable
--------------------------------------------------------------------------
                                                   Weighted
                                                    Average
                                                   Remaining
                                        Shares    Life (years)    Shares
--------------------------------------------------------------------------
Exercise price per share:
  $5.00                                  6,000       0.75          6,000
   5.25                                 20,000       0.25         20,000
   8.13                                 47,500       9.00             --
   8.29                                 18,296       0.33         18,296
   8.94                                 25,000       9.00             --
--------------------------------------------------------------------------
                                       116,796       5.72         44,296
==========================================================================

(8)     PENSION PLAN

        The Company has a defined benefit pension plan covering most domestic employees excluding sales, research and administrative staffs. Benefits to participants are based on years of service and compensation during the employee's term of service. The Company's funding policy is to contribute annually an amount sufficient to fund benefits called for under the plan.

        The plan's funded status and amounts recognized in the Company's balance sheet at March 30, 1997 and March 31, 1996 are as follows:

                                        MARCH 30,       March 31,
                                          1997            1996
-----------------------------------------------------------------
Actuarial present value of
  accumulated benefit obligations:
    Vested                              $366,538         238,683
    Nonvested                                 --           7,481
-----------------------------------------------------------------
Projected benefit obligation             366,538         246,164
Plan assets at fair value, primarily
  guaranteed investment contracts        295,086         240,534
-----------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets              $ 71,452           5,630
=================================================================
Unrecognized loss on plan assets        $ 80,642           6,162
Deferred pension cost                     71,452           5,630
Pension liability                        (80,642)         (6,162)
-----------------------------------------------------------------
                                        $ 71,452           5,630
=================================================================

        Net pension cost includes the following components:

                                     MARCH 30,       March 31,       March 26,
                                       1997            1996            1995
------------------------------------------------------------------------------
Service cost--
  benefit earned                     $     --              --          27,099
Interest cost on projected
  benefit obligation                   24,118           20,786         27,730
Actual return on plan assets          (15,975)         (14,066)       (13,268)
Amortization of
  prior service costs                  38,200            3,001          2,916
------------------------------------------------------------------------------
Net pension cost                     $ 46,343            9,721         44,477
==============================================================================

        Assumptions used in determining the actuarial present value of the projected benefit obligation are as follows: weighted-average discount rate of 6.93% in 1997 and 8.00% in 1996 and 1995; expected rate of return on assets of 6.93% in 1997 and 8.00% in 1996 and 1995 and assumed rate of salary increases of 0.00% in 1997 and 5.00% in 1996 and 1995.

        As of September 1, 1995 all benefit accruals under the Plan were frozen, therefore, no wages earned after said date have been taken into account in computing benefits under the Plan.

        The Company also provides a contributory profit-sharing plan for employees who are not participants of the aforementioned pension plan. Company contributions to the plan totaled $175,815 in 1997, $157,480 in 1996 and $110,440 in 1995.

(9)     ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses and other liabilities consist of the following:

                                         MARCH 30,      March 31,
                                           1997           1996
-----------------------------------------------------------------
Accrued advertising allowances          $  866,036        780,416
Accrued vacation                           464,388        414,246
Accrued salary and bonuses                 403,439        602,827
Other                                      568,531        632,449
-----------------------------------------------------------------
                                        $2,302,394      2,429,938
=================================================================

(10)    BUSINESS AND CREDIT CONCENTRATIONS

        The Company markets its products to audio retailers throughout the USA and to distributors in 53 foreign countries. Related trade receivables are generally unsecured. During fiscal year 1997, sales to two customers individually amounted to approximately 11.2% and 11.4% of net sales. During fiscal year 1996, sales to one of those same customers amounted to approximately 12.6% of net sales. At March 30, 1997, one customer individually comprised 11.2% of total trade accounts receivables.

        Export sales, including sales to overseas installations of the United States government, were approximately $9,538,000 in 1997, $8,847,000 in 1996 and $5,586,000 in 1995. Such sales represented 17.5%, 17.0% and 13.4%, respectively, of net sales for such periods.

(11)    FOREIGN OPERATIONS

        Included in the Company's consolidated balance sheet at March 31, 1997, are certain assets of the Company's manufacturing operations, primarily inventory and equipment, all of which are located in Tijuana, B.C., Mexico and which total approximately $4.60 million.

                                              Polk Audio, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION &
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


        Except for historical information contained herein, the statements in this Item are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with the receipt and timing of future customer orders, price pressures and other competitive factors leading to a decrease in anticipated revenues and gross profit margins.

RESULTS OF OPERATIONS

        Net earnings of $751,729 in 1997 decreased 36.0% from $1,173,711 in 1996 which decreased from $1,451,936 in 1995. The following table sets forth for the periods indicated certain income, expenses and earnings as a percentage of net sales.

                                                Fiscal Years Ended
------------------------------------------------------------------------------
                                     MARCH 30,       March 31,       March 26,
                                       1997            1996            1995
------------------------------------------------------------------------------
Net sales                             100.0%          100.0           100.0
Cost of goods sold                    (57.6)          (57.3)          (53.6)
Selling, research, general and
  administrative expenses             (39.4)          (38.5)          (40.8)
------------------------------------------------------------------------------
    Operating income                    3.0             4.2             5.6
Other income (expense)                 (0.6)           (0.5)           (0.1)
------------------------------------------------------------------------------
  Earnings before income taxes          2.4             3.7             5.5
Income taxes                           (1.0)           (1.5)           (2.0)
------------------------------------------------------------------------------
  Net earnings                          1.4%            2.2             3.5
==============================================================================

NET SALES AND COST OF GOODS SOLD

Fiscal 1997 compared to fiscal 1996

        Net sales in fiscal 1997 of $54,416,323 increased 4.3% from $52,170,684 in fiscal 1996. The increase reflects introductions of several new products coupled with additional domestic and international distribution. Cost of goods sold, as a percentage of net sales, increased to 57.6% in 1997 from 57.3% in 1996. The increase is primarily the result of the following factors: 1) price reductions resulting from market pressures experienced primarily in the last quarter of fiscal 1997, 2) lower margin products representing a larger portion of the overall sales mix and 3) certain higher and under-absorbed manufacturing overhead costs as compared with the prior year. Based on current information, the Company has reason to believe that gross margins may continue to be affected by price reductions resulting from market pressures throughout fiscal 1998.

Fiscal 1996 compared to fiscal 1995

        Net sales in fiscal 1996 of $52,170,684 increased 25.2% from $41,672,937 in fiscal 1995. The increase reflects introductions of several new products coupled with additional domestic and international distribution. Cost of goods sold, as a percentage of net sales, increased to 57.3% in 1996 from 53.6% in 1995. The increase primarily reflects higher direct material costs and certain start up costs of production facilities in Tijuana, B.C., Mexico.

SELLING, RESEARCH, GENERAL AND ADMINISTRATIVE EXPENSES

Fiscal 1997 compared to fiscal 1996

        SRG&A expenses increased to $21,454,963 in 1997 from $20,064,845 in 1996, an increase of 6.9%. As a percentage of net sales, SRG&A expenses increased to 39.4% in 1997 from 38.5% in 1996. The increase in SRG&A expenses primarily reflects increased promotion, selling and shipping costs in addition to larger than usual bad debt reserves, coupled with a charge during the fourth quarter for the relocation and centralization of the Company's warehousing and customer service operations of $260,000.

Fiscal 1996 compared to fiscal 1995

        SRG&A expenses increased to $20,064,845 in 1996 from $16,979,472 in 1995, an increase of 18.2%. As a percentage of net sales, SRG&A expenses decreased to 38.5% in 1996 from 40.8% in 1995. The increase in SRG&A expenses primarily reflects increased promotion, selling and shipping costs and increased research and development expenses relative to the prior year.

OTHER INCOME AND EXPENSE

Fiscal 1997 compared to fiscal 1996

        Other expense in fiscal 1997 of $329,000 increased approximately $83,000 from $246,000 in fiscal 1996. The net increase primarily resulted from higher interest expense incurred on outstanding balances of its revolving and term notes payable during fiscal 1997, as compared with the prior year.

Fiscal 1996 compared to fiscal 1995

        Other expense in fiscal 1996 of $246,000 increased approximately $210,000 from $36,000 in fiscal 1995. The net increase primarily resulted from interest expense incurred on outstanding balances of its revolving and term notes payable during fiscal 1996.

INCOME TAXES

        Income taxes, as a percentage of earnings before income taxes, increased to 41.4% in 1997 from 40.4% in 1996 which increased from 37.0% in 1995. The increase in income taxes in 1997 compared with 1996 and 1996 compared with 1995, as a percentage to earnings before income taxes, results from a higher effective tax rate related to higher state income taxes in each year.

SEASONALITY

        The home audio market is somewhat seasonal, with the majority of the Company's sales and earnings occurring historically in the quarters ending September, December and March. See interim financial information.

INFLATION

        The Company's financial statements have been prepared on the historical cost basis, as required by generally accepted accounting principles. However, the operating results would not have been significantly different if the financial statements had been prepared on a price level adjusted basis to reflect the impact of inflation, because the Company has historically been able to increase prices to offset rising costs.

FOREIGN CURRENCY EXCHANGE RATES

        The Company procures certain raw materials, component parts and other products from suppliers in the Far East, Europe, South America and Central America. In addition, the Company makes sales to customers in Europe, Canada, South America, Central America, the Middle East and the Far East. Although the majority of all such transactions are denominated in U.S. dollars, the Company's costs and ability to compete in foreign markets are affected by fluctuations in the value of the U.S. dollar in relation to these currencies. Increased costs generally have been offset by price increases to customers. Aggregate purchases from foreign suppliers and sales to foreign customers were $9,759,000 and $9,538,000 in 1997, $9,941,000 and $8,847,000 in 1996 and
$8,208,000 and $5,159,000 in 1995, respectively.

        The Company leases four manufacturing facilities in Tijuana, B.C., Mexico, and its net book value in property and equipment at March 30, 1997 was approximately $2,316,000. The functional currency of such operations is the U.S. dollar.

ACCOUNTING PRONOUNCEMENTS

        The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128) which is effective for periods ending after December 15, 1997; earlier application is not permitted. This standard replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The adoption of this statement will not have material effects on the disclosed results of operations.

LIQUIDITY AND CAPITAL RESOURCES

        The Company has historically financed its operations through cash generated by operations, term loan borrowings, revolving credit line borrowings and normal trade credit extended by its suppliers.

        Net cash provided by operating activities during the fiscal year ended March 30, 1997 was $5,783,000. As of March 30, 1997, the Company's working capital was $13,568,113 and its current ratio was 3.4 to 1. In addition, the Company presently has an unsecured revolving credit agreement with a commercial bank providing for maximum borrowings of $6,500,000 of which $4,953,205 was available at March 30, 1997, and an unsecured five-year term loan agreement with the same bank for $1,200,000. The Company believes funds provided by operations, working capital and temporary borrowings from its credit agreement and term loan will be sufficient to meet its current operating needs and anticipated capital expenditures in fiscal 1998.

                                              Polk Audio, Inc. and Subsidiaries

SEVEN-YEAR
FINANCIAL SUMMARY



(in thousands, except per share data)                           As of and for the Fiscal Years Ended
-----------------------------------------------------------------------------------------------------------------------------------
                          MARCH 30,       March 31,       March 26,       March 27,       March 28,       March 29,       March 31,
                            1997            1996            1995            1994            1993            1992            1991
                         (52 WEEKS)      (53 weeks)      (52 weeks)      (52 weeks)      (52 weeks)       (52 weeks)     (53 weeks)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings Statement Data:
  Net sales                $54,416         52,171          41,673          33,957          29,822          27,465          27,866
  Gross profit              23,067         22,282          19,321          14,821          11,505          10,298          10,961
  Selling, research,
   general and admin-
   istrative expenses       21,455         20,065          16,979          13,387          10,840           9,204            9,280
  Operating income           1,612          2,217           2,341           1,434             665           1,094            1,681
  Earnings before
   income taxes              1,284          1,971           2,305           1,507             883             502            1,781
  Net earnings                 752          1,174           1,452             988             592             321            1,200
  Earnings per share       $  0.41           0.69            0.86            0.60            0.36            0.18             0.68

Balance Sheet Data:
  Working capital          $13,568         16,077          12,862           9,735           9,327           9,666            8,441
  Total assets              25,032         30,268          22,224          15,974          14,745          15,787           14,691
  Long-term debt             2,347          6,055           2,400               -               -               -                -
  Stockholders' equity     $16,544         15,436          14,153          12,474          11,437          11,690           11,370





MARKET AND
DIVIDEND INFORMATION


        As of May 23, 1997, there were 140 stockholders of record. This number does not reflect the number of beneficial owners of the Company's common stock for whom shares are held by certain brokerage firms and others.
        The Company has not paid or declared any dividends since its inception. The Company intends to follow a policy of retaining earnings in order to finance the growth and development of the business.
        During the first two months of the fiscal year ended March 30, 1997 the Company's common stock was traded over-the-counter. Effective June 6, 1996 the Company's common stock is traded on the American Stock Exchange. The high and low bid prices per share, as adjusted for stock splits, during the last four fiscal years were as follows:


                      1997              1996                1995               1994
                  HIGH     LOW       High    Low         High    Low       High     Low
-----------------------------------------------------------------------------------------
June            16        8 1/4     13        9 1/2     10 1/2   9 3/4     10 1/2   8 3/4

September       14 1/2   10 7/8     12 1/2   10 1/2     10       7 3/8      9 1/2   7 3/4

December        13 1/4    9 7/8     12 1/4    9 1/4     10 3/4   8 1/4      9       7 3/4

March           12 3/8    9 1/8      9 3/4    8         13 1/2  10         10 1/2   8 1/2
-----------------------------------------------------------------------------------------


                                   [PHOTO]






Designed by Curran & Connors, Inc.

BOARD OF DIRECTORS &
EXECUTIVE OFFICERS


MATTHEW S. POLK, JR.
Chairman of the Board of Directors
Secretary and Vice President of Engineering

GEORGE M. KLOPFER
Chief Executive Officer and Director

JAMES M. HERD
President

CRAIG C. GEORGI
Vice President of Manufacturing and Director

GARY B. DAVIS
Treasurer and Chief Financial Officer

PETER D. GASKARTH
Vice President of Polk Home Entertainment Products

ROBERT E. LIMBAUGH
Vice President of Polk Automotive Products

THOMAS C. RODDAM
Vice President of Eosone Home Products

KEITH A. BALLARD
Vice President of Marketing

WILBERT H. SIROTA
Director
a Partner in the law firm of
Piper & Marbury L.L.P.

ROBERT B. BARNHILL, JR.
Director
President and CEO of TESSCO, Inc.

CORPORATE OFFICES
5601 Metro Drive
Baltimore, Maryland 21215, USA
Telephone (410) 358-3600
Telecopier (410) 764-5266
http://www.polkaudio.com

TRANSFER AGENT AND REGISTRAR
Chemical Mellon Shareholder Services
New York, New York

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Monday, July 28, 1997 at 9:00 a.m. at the Offices of Piper & Marbury L.L.P., 36 South Charles Street, 2nd floor, Baltimore, Maryland 21201.

FORM 10-K
Form 10-K is available without charge to stockholders upon written request. Exhibits to Form 10-K will be furnished upon payment of $.50 per page with a minimum charge of $5.00. Please direct requests to President, Polk Audio, Inc., 5601 Metro Drive, Baltimore, MD 21215, USA.

STOCK INFORMATION
Polk Audio, Inc. is traded on the American Stock Exchange under the symbol PKA.


[POLK AUDIO LOGO]                                                       [PHOTO]