Form 10-K405, Exhibit 13
period 1998-03-29
POLK AUDIO INC
filed 1998-06-24
CIK 793982

                                                                 EXHIBIT 13.1


1998   Annual  Report









                                    [GRAPHIC]








                                [POLK AUDIO LOGO]
                            The Speaker Specialists(R)

ABOUT THE COVER

    The highly anticipated Polk RT5000 Home Theater system was introduced in March 1998 and inherits its technology and configuration from the highly acclaimed Polk Signature Reference System (SRT(TM)) introduced in 1995.

    [GRAPHIC]

    The RT5000 introduced to the industry the concept of a built in powered subwoofer section in the center channel loud speaker providing unsurpassed performance with today's digital home theater applications such as Dolby Digital (AC-3(R)).

This Annual Report to Stockholders contains forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (the Act). Statements contained herein that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Act. Forward-looking statements may include, but are not limited to, projections of revenue, income, or loss and capital expenditures, statements regarding future operations, financing needs, and plans relating to products of the Company, assessments of materiality, and predictions of future events, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, and the Company's actual results could differ materially from those set forth in or underlying the forward-looking statements contained in this Report as a result of various factors including, without limitation, consumer acceptance of new technology and new products, competition, pricing, borrowing costs, foreign manufacturing, sourcing, and sales, and other risk factors.


                          TABLE OF CONTENTS

                          Financial Highlights                   1
                          Company Profile                        1
                          CEO's Letter to Stockholders           2
[GRAPHIC]                 Interim Financial Information          4
                          Independent Auditors' Report           4
                          Consolidated Financial Statements      5
                          Management's Discussion and Analysis  14
                          Seven-Year Financial Summary          16
                          Market and Dividend Information       16
                          Directors and Executive Officers     IBC


                                [POLK AUDIO LOGO]
                          The Speaker Specialists(R)

===========================
   Financial Highlights
===========================
(In thousands, except per share data)



Years ended March                                       1998         1997        1996        1995         1994
----------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                               $54,153      54,416      52,171       41,673      33,957
Operating income                                          1,782       1,612       2,217        2,341       1,434
Earnings before income taxes                              1,948       1,284       1,971        2,305       1,507
Net earnings                                              1,106         752       1,174        1,452         988
Earnings per share--diluted                                0.60        0.41        0.69         0.86        0.60


YEAR-END POSITION
Working capital                                         $14,532      13,568      16,077       12,862       9,735
Total assets                                             31,775      24,997      30,268       22,224      15,974
Long-term debt                                            3,615       2,347       6,055        2,400
Stockholders' equity                                     17,727      16,544      15,436       14,153      12,474









=============================
     Company Profile
=============================

    Polk Audio, Inc., is a premier engineer, manufacturer, and marketer of high quality loudspeaker systems for the home and automotive markets that are marketed under the brand names Polk Audio(R) and Eosone(R). Since its founding in 1972, Polk Audio has grown to become one of the top-brands of loudspeakers in the United States.

    Polk's products all emphasize superior sound quality and many of them feature innovative and patented technologies. The Company's home products range in retail price from $159 per pair for the Polk Audio R1 to $10,000 for the SRT Home Theater system. Autosound products range in retail price from $70 to $500 per system. The Company's products are primarily sold through a network of audio/video specialty retailers throughout the USA, Canada and Europe, and through distributors in approximately 53 other foreign countries.

                                             Polk Audio, Inc. and Subsidiaries 1

=============================
    To Our Stockholders
=============================



[GRAPHIC]
The RT3000p System is a four-piece "powered tower" system consisting of left and right full-range speakers and dual powered subwoofers. This system can be purchased separately or as part of the RT5000 Home Theater System as shown on the cover.



           The Fiscal Year ended March 1998, started out rocky but ended on a good note. The first three quarters of the year were as tough as any we have seen in our 26 years of corporate existence. The entire market for consumer electronics was in a weak condition and many of our key dealers were suffering with declining sales, operating losses and in some cases, liquidity troubles. The picture overseas was not much better, with Asian and European markets both experiencing difficulties. Our sales for the first three quarters in fiscal 1998 were down from previous periods, and for the first two fiscal quarters we lost money. Our losses were mitigated by our successful efforts to reduce costs and gain efficiencies. Also during this period we were planning the launch of the Polk product line into Circuit City Stores. Revenues connected with that launch began in February and consequently fourth quarter sales and profits were way up. We ended the fiscal year with sales approximately flat compared to the prior year (at a little over $54 million) but with a 46% increase in earnings per share, from $.41 in FY97 to $.60 in FY98.

           Circuit City Stores, lnc.(R) has positioned Polk Audio as a top quality product in its assortment of home and car audio merchandise. The power of Circuit's advertising, which places them among the top 10 U.S. advertisers, should help to significantly improve the prominence of our brand among a broader cross-section of consumers. While this increased visibility in our U.S. market should help the sales of Polk products in all outlets, there undoubtedly will be Polk dealers unhappy about sharing our product line with Circuit City. One of our primary missions in the coming year will be to work hard to retain as much of their valued support as possible.

           Another very positive influence in helping the Polk brand gain prominence this year has been our relationship with Hewlett-Packard(R). Through a technology and brand license agreement with our company, HP is supplying Polk Audio speakers with each of their Pavilion(TM) desktop home computers. Our efforts with HP helped their Pavilion(TM) line gain an excellent reputation for sound quality. HP has been successful in this market and has placed our brand on the shelves of most quality computer dealers and in the hands of a very large number of new end users.

           In this same vein, we have recently entered into a similar licensing arrangement with Silicon Graphics(R) Incorporated, the world's pre-eminent supplier to industry of high tech computer work stations. While the volumes and royalties with SGI will be smaller than with HP, we nonetheless will enjoy the association of the Polk brand with yet another world class company in the high technology sector.

           As our company's brand reputation grows and we find, as with HP and SGI, that our technical expertise can be used to meet the needs of customers outside of our

[PHOTO]
Matthew S. Polk, Jr.
Chairman of the Board

[PHOTO]
George M. Klopfer
Chief Executive Officer

[PHOTO]
James M. Herd
President


traditional specialty marketplace, we will continue to look for ways to multiply our opportunities and contribute to our profitability.

           In the meantime, business conditions in the consumer electronics market remain fairly soft, although there seems to be some evidence that it is not declining as it was a year ago. We are keeping a close watch on our cost structure. Further, after year-end, the company has substantially repaid its bank debt.

           In last year's annual report, we attempted to explain why our industry seems to be doing so poorly, in the midst of one of the greatest economic booms in U.S. history of the last half-century. In a nutshell, we think that the rapidly developing technologies underlying consumer electronics products, which normally have been the engine driving growth in our industry, have become a temporary drag on growth instead. This is because there are a lot of new consumer audio and video technologies on the horizon which have been announced but not yet been fully implemented in the marketplace. This is giving the consumer reason to pause and consider, instead of buying, waiting until the future direction of things is a little clearer. The ongoing uncertainty with the adoption of HDTV broadcast standards, as well as the continuing uncertainty surrounding the DVD format and its competitors, appear to be the principal questions here. Eventually, we think, these uncertainties will resolve themselves and at that point our industry may be facing some pent-up demand from consumers who delayed their purchasing decisions.

           While we think it is nice to contemplate that some day soon our markets may resume their historical pattern of growth, our present preoccupation as a management team is fixed firmly on operational matters which are more within our control. Our most critical priorities over the coming year are (1) to do a good job serving our pre-Circuit City dealer base and thereby retain them;
(2) to do a good job serving our new dealer Circuit City; (3) to relentlessly manage our direct and indirect operating expenses and; (4) to manage our working and fixed capital assets more efficiently to further improve returns on the stockholder capital utilized in the business. As the year progresses we will look forward to reporting to you on our progress in these four areas of priority.


Cordially,


/s/ GEORGE M. KLOPFER, CEO
George M. Klopfer, CEO

May 14, 1998

                                             Polk Audio, Inc. and Subsidiaries 3

Interim Financial Information

(Unaudited) (in thousands except per share data)

1998                                                            Quarter ended
-------------------------------------------------------------------------------------------------------------
                                          March 29,       December 28,      September 29,         June 30,
                                            1998             1997               1997                1997
-------------------------------------------------------------------------------------------------------------
Net sales                                 $21,174           12,953              10,275              9,752
Gross profit                                8,433            5,130               3,795              3,775
Net earnings (loss)                         1,321              372                (238)              (349)
Earnings (loss) per share--diluted           0.71             0.20               (0.13)             (0.19)
=============================================================================================================
1997                                                           Quarter ended
-------------------------------------------------------------------------------------------------------------
                                          March 30,       December 29,      September 29,         June 30,
                                            1997             1996               1996                1996
-------------------------------------------------------------------------------------------------------------
Net sales                                 $13,197           15,456              14,479             11,284
Gross profit                                5,265            6,888               6,143              4,771
Net earnings (loss)                          (280)             544                 454                 35
arnings (loss) per share--diluted           (0.15)            0.30                0.25               0.02
=============================================================================================================
1996                                                            Quarter ended
-------------------------------------------------------------------------------------------------------------
                                          March 31,       December 31,      October 1,            July 2,
                                            1996              1995            1995                 1995
-------------------------------------------------------------------------------------------------------------
Net sales                                 $18,069           13,120              11,240              9,742
Gross profit                                7,310            5,982               4,817              4,172
Net earnings (loss)                           742              417                 120               (105)
Earnings (loss) per share--diluted           0.44             0.25                0.07              (0.06)
=============================================================================================================


Independent Auditors' Report

[KPMG Peat Marwick LLP LOGO]

The Board of Directors and Stockholders
Polk Audio, Inc.:

           We have audited the accompanying consolidated balance sheets of Polk Audio, Inc. and subsidiaries (the Company) as of March 29, 1998 and March 30, 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 29, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

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

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polk Audio, Inc. and subsidiaries as of March 29, 1998 and March 30, 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended March 29, 1998 in conformity with generally accepted accounting principles.

                                                   /s/ KPMG PEAT MARWICK LLP

Baltimore, Maryland
May 5, 1998

Consolidated Balance Sheets

March 29, 1998 and March 30, 1997

                                                                                  1998                1997
---------------------------------------------------------------------------------------------------------------
Assets
Current assets:
Cash and cash equivalents                                                     $    363,948             422,043
  Trade accounts receivable, less allowance
    for doubtful accounts of $188,768 in 1998 and $385,107
    in 1997                                                                     13,514,314           9,510,232
  Inventories:
    Finished goods                                                               3,577,283           4,109,323
    Work-in-process                                                                951,445             804,199
    Raw materials and supplies                                                   4,849,388           2,985,000
--------------------------------------------------------------------------------------------------------------
Total inventories                                                                9,378,116           7,898,522
--------------------------------------------------------------------------------------------------------------
  Income taxes recoverable                                                               -              53,184
  Deferred income taxes (note 4)                                                   825,000             784,000
  Prepaid expenses and other current assets                                        515,204             671,769
--------------------------------------------------------------------------------------------------------------

Total current assets                                                            24,596,582          19,339,750
  Property and equipment, at cost less accumulated
    depreciation and amortization (note 2)                                       5,011,989           4,299,000
  Deposits and other assets (note 9)                                               856,797             382,686
  Notes receivable--officers (note 7)                                              259,767             225,946
  Deferred income taxes (note 4)                                                 1,050,000             750,000
--------------------------------------------------------------------------------------------------------------
                                                                              $ 31,775,135          24,997,382
==============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade                                                     $  5,178,899           2,758,117
  Bank overdraft                                                                   496,240              44,126
  Income taxes payable                                                             840,194                   -
  Accrued expenses and other liabilities (note 10)                               2,744,343           2,302,394
  Current portion of long-term debt (note 3)                                       400,000             400,000
  Current portion of accrued product warranty                                      404,556             267,000
--------------------------------------------------------------------------------------------------------------
Total current liabilities                                                       10,064,232           5,771,637
--------------------------------------------------------------------------------------------------------------
Long-term liabilities:
  Long-term debt, less current portion (note 3)                                  3,615,045           2,346,795
  Accrued product warranty, less current portion                                   350,000             335,000
  Other                                                                             18,423                   -
--------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                      3,983,468           2,681,795
--------------------------------------------------------------------------------------------------------------
Stockholders' equity (notes 6 and 7):
  Common stock, par value $.01 per share. Authorized
    20,000,000 shares; issued and outstanding
    1,849,035 shares in 1998 and 1,823,035 shares in 1997                           18,490              18,230
  Additional paid-in capital                                                     1,751,218           1,586,478
  Foreign currency translation adjustments                                           7,421             (24,896)
  Notes receivable--stock options                                                 (942,250)           (822,250)
  Retained earnings                                                             16,892,556          15,786,388
--------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                      17,727,435          16,543,950
Commitments (notes 5 and 8)
--------------------------------------------------------------------------------------------------------------
                                                                              $ 31,775,135          24,997,382
==============================================================================================================

See accompanying notes to consolidated financial statements



                                          Polk Audio, Inc. and Subsidiaries 5

Consolidated Statements of Earnings

Three-year period ended March 29, 1998

                                                                  March 29,          March 30,           March 31,
                                                                    1998                1997                1996
--------------------------------------------------------------------------------------------------------------------
Net sales                                                        $54,153,476          54,416,323          52,170,684
Cost of goods sold                                                33,019,849          31,348,894          29,888,990
--------------------------------------------------------------------------------------------------------------------
Gross profit                                                      21,133,627          23,067,429          22,281,694
Selling, research, general and administrative expenses            19,351,132          21,454,963          20,064,845
--------------------------------------------------------------------------------------------------------------------
Operating income                                                   1,782,495           1,612,466           2,216,849
Other income (expense):
    Interest income                                                   19,538               3,883              32,132
    Interest expense                                                (257,872)           (349,508)           (294,482)
    Royalty income                                                   423,760                   -                   -
    Other, net                                                       (19,753)             16,888              16,212
--------------------------------------------------------------------------------------------------------------------
                                                                     165,673            (328,737)           (246,138)
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                       1,948,168           1,283,729           1,970,711
Income taxes (note 4)                                                842,000             532,000             797,000
Net earnings                                                     $ 1,106,168             751,729           1,173,711
====================================================================================================================
Earnings per share:
    Basic                                                        $      0.60                0.41                0.72
    Diluted                                                             0.60                0.41                0.69
====================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Three-year period ended March 29, 1998

                                                                           Notes          Foreign
                                                           Additional    Receivable-      Currency                     Total
                                    Number       Common     Paid-in        Stock         Translation    Retained    Stockholders'
                                    of Shares    Stock      Capital       Options        Adjustments    Earnings       Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at March 26, 1995           1,632,035   $16,320     302,514             -        (27,177)     13,860,948   14,152,605
Compensation recognized under
  grant of stock options                    -         -     138,125             -              -               -      138,125
Foreign currency translation
  adjustments                               -         -           -             -        (28,196)              -      (28,196)
Exercise of stock options
  by employees                        165,000     1,650     812,850      (814,500)             -               -            -
Net earnings                                -         -           -             -              -       1,173,711    1,173,711
---------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1996           1,797,035    17,970   1,253,489      (814,500)       (55,373)     15,034,659   15,436,245
Foreign currency translation
  adjustments                               -         -           -             -         30,477               -       30,477
Exercise of stock options
  by employees                         26,000       260     332,989        (7,750)             -               -      325,499
Net earnings                                -         -           -             -              -         751,729      751,729
---------------------------------------------------------------------------------------------------------------------------------
Balance at March 30, 1997           1,823,035    18,230   1,586,478      (822,250)       (24,896)     15,786,388   16,543,950
Foreign currency translation
  adjustments                               -         -           -             -         32,317               -       32,317
Exercise of stock options
  by employees                         26,000       260     164,740      (120,000)             -               -       45,000
Net earnings                                -         -           -             -              -       1,106,168    1,106,168
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 29, 1998           1,849,035   $18,490   1,751,218      (942,250)         7,421      16,892,556   17,727,435
=================================================================================================================================

See accompanying notes to consolidated financial statements.



                                          Polk Audio, Inc. and Subsidiaries 7

Consolidated Statements of Cash Flows

Three-year period ended March 29, 1998

                                                                          March 29,             March 30,         March 31,
                                                                            1998                   1997             1996
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net earnings                                                         $ 1,106,168              751,729          1,173,711

    Adjustments to reconcile net earnings to net
    cash provided by operating activities:
      Depreciation and amortization                                        2,191,400            2,032,998          1,655,924
      Noncash compensation recognized under stock option plan                      -                    -            138,125
      Gain on sale of fixed assets                                            (1,500)             (40,242)           (22,230)
      Deferred income taxes                                                 (341,000)            (440,000)          (257,000)
      Increase in accrued product warranty                                   152,556               77,000             82,000
      Increase (decrease) from changes in working capital:
        Accounts receivable                                               (4,004,082)           6,150,677         (7,061,348)
        Inventories                                                       (1,479,594)              29,916            101,312
        Income taxes recoverable or payable                                  893,378             (370,629)           202,697
        Prepaid expenses and other current assets                            156,565             (372,938)           (41,317)
        Accounts payable, trade                                            2,420,782           (1,907,926)         2,143,447
        Accrued expenses and other liabilities                               460,372             (127,544)           208,360
      Other                                                                        -                    -            (83,836)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                        1,555,045            5,783,041         (1,760,155)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases of property and equipment                                     (2,904,389)          (1,705,150)        (3,237,676)
  Proceeds from disposal of equipment                                          1,500               40,242             22,230
  Repayment of (investment in) notes receivable                              (33,821)                   -             85,443
  Decrease (increase) in deposits and other assets                          (474,111)            (121,620)           381,837
------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (3,410,821)          (1,786,528)        (2,748,166)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Increase (decrease) in bank overdraft                                      452,114             (406,210)           450,336
  proceeds from (payments on) revolving line of credit                     1,768,250           (3,308,354)         4,055,149
  Payments on term note payable                                             (500,000)            (400,000)          (400,000)
  Proceeds from exercise of stock options                                     45,000              325,499                  -
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                        1,765,364           (3,789,065)         4,105,485
  Effect of exchange rate changes on cash                                     32,317               30,477            (28,196)
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         (58,095)             237,925           (431,032)
Cash and cash equivalents at beginning of year                               422,043              184,118            615,150
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $   363,948              422,043            184,118
==============================================================================================================================
Non-cash transactions
  Notes receivable--stock--received for exercise of stock options        $   120,000                7,750            814,500
==============================================================================================================================


See accompanying notes to consolidated financial statements.

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

    The Company's fiscal year is the 52-53 week fiscal year ending the last Sunday in March. The financial statements present results of operations and cash flows for the fiscal years ended March 29, 1998 (52 weeks), March 30, 1997 (52 weeks) and March 31, 1996 (53 weeks).

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

Inventories

    Inventories, consisting of material, labor and overhead, are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

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

Revenues

    Revenues from product sales are generally recorded upon shipment, with return and other allowances established at the time of sale. Royalties are recorded as earned in accordance with the specific terms of each license agreement.

Product Warranty

    Estimated warranty costs are provided in the year of sale, based upon product return experience. Accrued costs applicable to warranty obligations beyond one year are classified as long-term liabilities.

Fair Value of Financial Instruments

    The fair value of instruments, including accounts receivable, accounts payable and long-term debt approximate carrying value.

Research and Development Costs

    Costs associated with the development of new products and enhancements to existing products are charged to operations as incurred. Such costs were approximately $2,469,000 in 1998, $2,726,000 in 1997, and $3,266,000 in 1996.

Income Taxes

    Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

    Effective December 28, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128). This standard replaces the presentation of primary EPS with the presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The table provides the reconciliation of the numerators and denominators of the basic and diluted EPS computations.

                                        March 29,         March 30,         March 31,
                                          1998              1997              1996
---------------------------------------------------------------------------------------
Net earnings--
  basic and diluted                    $1,106,168          751,729          1,173,711
---------------------------------------------------------------------------------------
Weighted average number
  of shares--basic                      1,837,845        1,811,849          1,634,295
Effect of dilutive
  stock options                             6,782           15,617             65,852
---------------------------------------------------------------------------------------
Weighted average number
  of shares--diluted                    1,844,627        1,827,466          1,700,147
---------------------------------------------------------------------------------------


                                             Polk Audio, Inc. and Subsidiaries 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


Stock Based Compensation

    The Company uses the intrinsic value method to account for stock based compensation plans. Under this method, compensation cost is recognized for awards of shares of common stock to employees only if the quoted market price of the stock at the grant date (or other measurement date, if later) is greater than the amount an employee must pay to acquire the stock. Information concerning the pro forma effect of using the optional fair market value-based method to account for stock based employee compensation is provided in Note 7.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

    The Company reviews long-lived assets and certain identifiable intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.


(2) PROPERTY AND EQUIPMENT

    Property and equipment are summarized as follows:

                                                      MARCH 29,         March 30,
                                                        1998              1997
----------------------------------------------------------------------------------
Equipment, machinery and tooling                     $ 9,329,271         8,174,406
Leasehold improvements                                 2,657,670         1,912,968
Furniture and fixtures                                   365,916           309,465
Transportation equipment                                 244,156           244,156
----------------------------------------------------------------------------------
                                                      12,597,013        10,640,995
Less accumulated depreciation
  and amortization                                     7,585,024         6,341,995
----------------------------------------------------------------------------------
                                                     $ 5,011,989         4,299,000
----------------------------------------------------------------------------------


(3) CREDIT ARRANGEMENTS

    The Company has a revolving credit agreement with a commercial bank providing for maximum borrowings of $8,500,000, until June 30, 1998, and $6,500,000 thereafter, at the LIBOR rate plus 1.75% (7.44% at March 29, 1998). Any borrowings under this agreement will be due August 31, 1999. Among other things, the agreement requires the Company to maintain certain minimum financial ratios for debt to tangible net worth, income to fixed charges and working capital. The agreement provides that outstanding cash balances at the bank automatically curtail the outstanding borrowings. Borrowings at March 29, 1998 and March 30, 1997 totaled $3,315,045 and $1,546,795, respectively.

    The Company also has a $2,000,000 5-year unsecured term loan with a commercial bank. The loan incurs interest at a rate of prime plus 1/4 percent, 8.75% at March 29, 1998, and the loan matures on December 31, 1999. Borrowings at March 29, 1998 and March 30, 1997 totaled $700,000 and $1,200,000, respectively. Principal payments are due as follows: $400,000 in 1999 and $300,000 in 2000.

    Interest payments for supplementary cash flow information totaled approximately $275,000, $352,000 and $269,000 during 1998, 1997 and 1996, respectively.


(4) INCOME TAXES

    The provision for income taxes is as follows for the fiscal years ended:

                                                     Fiscal years ended
------------------------------------------------------------------------------------
                                    MARCH 29,            March 30,        March 31,
                                      1998                 1997             1996
------------------------------------------------------------------------------------
Federal                            $  697,000             500,000           732,800
State                                 145,000              32,000            64,200
------------------------------------------------------------------------------------
                                   $  842,000             532,000           797,000
------------------------------------------------------------------------------------
Current                            $1,183,000             972,000         1,054,000
Deferred                             (341,000)           (440,000)         (257,000)
------------------------------------------------------------------------------------
                                   $  842,000             532,000           797,000
------------------------------------------------------------------------------------

    The provision for income taxes is reconciled to the amount computed by applying the Federal corporate tax rate of 34% to earnings before income taxes as follows:

                                                    Fiscal years ended
------------------------------------------------------------------------------------
                                            MARCH 29,      March 30,       March 31,
                                              1998           1997            1996
------------------------------------------------------------------------------------
Income tax at statutory rate                $662,000        436,000         670,000
State income taxes, net of
 Federal tax benefit                          96,000         21,000          41,000
Research and
 development credits                         (50,000)        (7,000)        (53,000)
Non-deductible meals
 and entertainment                            53,000         65,000          46,000
Net increase in
 valuation allowance                           6,000         13,000          93,000
Other, net                                    75,000          4,000              --
------------------------------------------------------------------------------------
                                            $842,000        532,000         797,000
------------------------------------------------------------------------------------

    The components of the deferred income tax asset at March 29, 1998 and March 30, 1997 were as follows:

                                                            1998             1997
------------------------------------------------------------------------------------
Deferred tax assets:
  Depreciation                                           $  823,000         555,000
  Product warranty costs,
    accrued advertising and discounts                       310,000         263,000
  Employee compensation,
    including stock options                                 216,000         276,000
  Inventory                                                 370,000         250,000
  State income tax net operating
    loss carryforward                                       117,000         122,000
  Allowance for doubtful accounts                            90,000         141,000
  Net capital loss carryforwards                             31,000          31,000
  Legal fees                                                100,000          74,000
  Other                                                      28,000           6,000
------------------------------------------------------------------------------------
Deferred tax assets                                       2,085,000       1,718,000
Less valuation allowance                                    148,000         142,000
------------------------------------------------------------------------------------
Deferred tax assets, net                                  1,937,000       1,576,000
------------------------------------------------------------------------------------
Deferred tax liabilities:
  State income taxes                                         31,000          13,000
  Prepaid expenses                                           31,000          29,000
------------------------------------------------------------------------------------
Deferred tax liabilities                                     62,000          42,000
------------------------------------------------------------------------------------
Net deferred tax asset                                   $1,875,000       1,534,000
------------------------------------------------------------------------------------

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a valuation allowance for the excess of deferred tax assets over taxes paid available in carryback years and future reversals of certain existing taxable temporary differences.

(5) COMMITMENTS

    The Company is obligated under two non-cancelable operating leases with a partnership comprised of the principal stockholders of the Company for plant, warehouse and office facilities. One lease provides for annual rentals of approximately $535,000 through September, 2006, while the other provides for annual rents of approximately $352,000 through 2002. Both provide for additional rents for changes in the Consumer Price Index, real estate taxes, insurance, utilities and maintenance. Rentals paid to such partnership were approximately $889,000 in 1998, $905,000 in 1997, and $624,000 in 1996. In addition, the
Company is obligated under non-cancelable operating leases for various equipment and vehicles. In the aggregate, rental payments under all operating leases totaled $1,837,000 in 1998, $1,644,000 in 1997 and $1,340,000 in 1996. The
approximate future minimum rentals are $1,842,000 in 1999, $1,087,000 in 2000, $922,000 in 2001, $858,000 in 2002 and $535,000 in 2003 through 2008.

    The Company subleases a portion of one of its facilities. Sublease income earned during fiscal 1998 amounted to $40,000 with commitments to receive $120,000 annually through November 2006. No sublease income was recognized in fiscal 1997 and 1996.


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


                                            Polk Audio, Inc. and Subsidiaries 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


(7) EQUITY PARTICIPATION PLAN

    Under the Company's Equity Participation Plan for officers and key employees, an aggregate of 600,000 shares of common stock have been reserved for issuance as stock bonus awards, incentive stock options or non-qualified stock options. Incentive stock options may be granted, subject to certain limitations defined in the plan, at no less than fair market value at the date of grant (110% of fair market value for more than 10% stockholders) and non-qualified stock options may be granted at no less than 85% of fair market value at the date of grant. The maximum exercise period is ten years (five years for more than 10% stockholders) from the date the option is granted. The plan also provides for granting stock appreciation rights and tax benefit rights in tandem with non-qualified stock options and stock bonus awards. The Company has granted to certain key employees non-qualified stock options to purchase an aggregate 388,500 shares of common stock. The following table summarizes the transactions.

                                                MARCH 29,       March 30,       March 31,
Stock Option Plan                                 1998            1997            1996
-----------------------------------------------------------------------------------------
Beginning of year                                116,796         142,796         253,000
Granted                                           20,000              --          72,500
Exercised                                        (26,000)        (26,000)       (165,000)
Terminated                                       (18,296)             --         (17,704)
-----------------------------------------------------------------------------------------
End of year                                       92,500         116,796         142,796
-----------------------------------------------------------------------------------------
Exercisable at end of year                         6,666          44,296          70,296
-----------------------------------------------------------------------------------------

    The weighted average exercise prices for the aforementioned options are presented below for the years ended March 29, 1998, March 30, 1997 and March 31, 1996.

                                                        1998         1997        1996
---------------------------------------------------------------------------------------
Outstanding beginning of period                        $ 7.67        7.40        5.46
Exercised                                                5.19        6.19        4.94
Surrendered                                              8.29          --        6.10
Granted                                                 10.25          --        8.41
Outstanding end of period                                8.80        7.67        7.40
Exercisable at end of period                            10.25        6.47        6.37
---------------------------------------------------------------------------------------

    During 1998, 23,000 shares have been exercised at an average price of $5.19 per share where, in lieu of cash consideration, the Company accepted full recourse notes receivable that bear interest ranging from 6.02% to 6.39%. Such notes are due ranging from August 1, 2002 to December 22, 2002. During 1997, 1,000 shares were exercised at a price of $7.75 per share where, in lieu of cash consideration, the Company accepted a full recourse note receivable that bears interest of 6.64% and is due September 4, 2001.

    If compensation expense had been recorded based on the fair value at the grant dates for awards under the Plans consistent with the method prescribed by SFAS 123, the Company's net income and income per share would have been adjusted to the pro forma amounts presented below:

                                             MARCH 29,     March 30,    March 31,
                                               1998           1997        1996
---------------------------------------------------------------------------------
Net income:
  As reported                               $1,106,168      751,729     1,173,711
  Pro forma                                  1,040,881      687,597     1,109,579
Income per common share:
  As reported                                     0.60         0.43          0.69
  Pro forma                                       0.56         0.38          0.65
---------------------------------------------------------------------------------

    The fair value of each option is estimated on the date of the grant using a type of Black-Scholes option-pricing model with the following assumptions used for grants issued during the years ended March 29, 1998 and March 30, 1997: no dividend yield, expected volatility of 37.1%, risk-free interest rate of 6.5%, and expected terms of 5 and 10 years. A summary of information about stock options outstanding at March 29, 1998 is as follows:

                                                  OPTIONS        Options
                                                OUTSTANDING    Exercisable
---------------------------------------------------------------------------
                                                 WEIGHTED
                                                  AVERAGE
                                                 REMAINING
                                    Shares      LIFE (YEARS)      Shares
---------------------------------------------------------------------------
Exercise price per share:
$ 8.13                              47,500          8.0               --
  8.94                              25,000          4.0               --
 10.25                              20,000          9.5            6,666
---------------------------------------------------------------------------
                                    92,500          7.0            6,666
---------------------------------------------------------------------------

(8) PENSION PLAN

    The Company has a defined benefit pension plan covering most domestic employees excluding sales, research and administrative staffs. Benefits to participants are based on years of service and compensation during the employee's term of service. The Company's funding policy is to contribute annually an amount sufficient to fund benefits called for under the plan. As of September 1, 1995, all benefit accruals under the plan were frozen meaning that no wages earned after said date are taken into account in computing benefits under the plan.

    The plan's funded status and amounts recognized in the Company's balance sheet at March 29, 1998 and March 30, 1997 are as follows:

                                                   MARCH 29,        March 30,
                                                     1998             1997
------------------------------------------------------------------------------
Actuarial present value of accumulated
  benefit obligations:
    Vested                                         $ 412,835          366,538
    Nonvested                                             --               --
------------------------------------------------------------------------------
Projected benefit obligation                         412,835          366,538
Plan assets at fair value, primarily
  guaranteed investment contracts                    298,701          295,086
------------------------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets                            $ 114,134           71,452
------------------------------------------------------------------------------
Unrecognized loss on plan assets                   $ 151,381           80,642
Deferred pension cost                                114,134           71,452
Pension liability                                   (151,381)         (80,642)
------------------------------------------------------------------------------
                                                   $ 114,134           71,452
------------------------------------------------------------------------------

    Net pension cost includes the following components:

                                              MARCH 29,    March 30,   March 31,
                                                1998         1997        1996
--------------------------------------------------------------------------------
Service cost--benefits earned                 $     --          --           --
Interest cost on projected
 benefit obligation                             24,140      24,118       20,786
Actual return on plan assets                   (15,294)    (15,975)     (14,066)
Amortization of prior
 service costs                                   3,095      38,200        3,001
--------------------------------------------------------------------------------
Net pension cost                              $ 11,941      46,343        9,721
--------------------------------------------------------------------------------

    Assumptions used in determining the actuarial present value of the projected benefit obligation are as follows: weighted average discount rate of 5.95% in 1998, 6.93% in 1997 and 8.00% in 1996 and expected rate of return on assets of 5.95% in 1998, 6.93% in 1997 and 8.00% in 1996.

    The Company also provides a contributory profit-sharing plan for employees who are not participants of the aforementioned pension plan except for certain key officers who are participants of both plans. Company contributions to the plan totaled $176,094 in 1998, $175,815 in 1997 and $157,480 in 1996.

(9) DEPOSITS AND OTHER ASSETS

    Included in other assets is the Company's investment in Genesis Technologies, Inc.(TM) represented by convertible preferred securities of $500,000 acquired during fiscal 1998 and $100,000 in common stock previously acquired. Both investments are carried at cost.

(10) ACCRUED EXPENSES AND OTHER LIABILITIES

    Accrued expenses and other liabilities consist of the following:

                                                     MARCH 29,        March 30,
                                                       1998             1997
--------------------------------------------------------------------------------
Accrued advertising allowances                      $1,124,906          866,036
Accrued vacation                                       422,890          464,388
Accrued salary and bonuses                             708,373          403,439
Other                                                  488,174          568,531
--------------------------------------------------------------------------------
                                                    $2,744,343        2,302,394
--------------------------------------------------------------------------------

(11) LICENSE AGREEMENTS

    The Company entered into two license agreements during 1998 relating to the use of certain technologies. Such agreements generated $423,760 in royalty income during 1998. The terms of the license agreements generally range to two years, subject to annual extensions.

(12) BUSINESS AND CREDIT CONCENTRATIONS

    The Company markets its products to audio retailers throughout the U.S.A. and to distributors in fifty-three foreign countries. Related trade receivables are generally unsecured. During fiscal year 1998, sales to two customers individually amounted to approximately 22% and 10% of net sales, respectively. During fiscal 1997, sales to one of those same customers amounted to approximately 11% of net sales. At March 29, 1998, one customer individually comprised approximately 53% of total trade accounts receivables.

    Export sales were approximately $7,929,000 in 1998, $9,538,000 in 1997 and $8,847,000 in 1996. Such sales represented approximately 15%, 18% and 17%, respectively, of net sales for such periods.

(13) FOREIGN OPERATIONS

    Included in the Company's consolidated balance sheet at March 29, 1998, are certain assets of the Company's manufacturing operations, primarily inventory and equipment, all of which are located in Tijuana, B.C., Mexico and which total approximately $7.9 million.


                                            Po1k Audio, Inc. and Subsidiaries 13

Management's Discussion and Analysis of Financial Condition and Results of Operations


RESULTS OF OPERATIONS

    Net earnings of $1,106,168 in 1998 increased 47.0% from $751,729 in 1997 which decreased from $1,173,711 in 1996. The following table sets forth for the periods indicated certain income, expenses and earnings as a percentage of net sales.

                                                     Fiscal Years Ended
----------------------------------------------------------------------------------
                                          March 29,       March 30,      March 31,
(percentage of net sales)                   1998             1997           1996
----------------------------------------------------------------------------------
Net sales                                  100.0%           100.0          100.0
Cost of goods sold                         (60.9)           (57.6)         (57.3)
Selling, research, general and
  administrative expenses                  (35.8)           (39.4)         (38.5)
----------------------------------------------------------------------------------
    Operating income                         3.3              3.0            4.2
Other income (expense)                       0.3             (0.6)          (0.5)
----------------------------------------------------------------------------------
  Earnings before income taxes               3.6              2.4            3.7
Income taxes                                (1.6)            (1.0)          (1.5)
----------------------------------------------------------------------------------
  Net earnings                               2.0%             1.4            2.2
----------------------------------------------------------------------------------

NET SALES AND COST OF GOODS SOLD

Fiscal 1998 compared to fiscal 1997

    Net sales in fiscal 1998 of $54,153,476 decreased 0.5% from $54,416,323 in fiscal 1997. The decrease primarily resulted from lower domestic and international demand in the consumer electronics industry relative to the prior year offset by an increase of sales in the March, 1998 quarter, relative to the prior year, to a significant new customer. Cost of goods sold, as a percentage of net sales, increased to 60.9% in 1998 from 57.6% in 1997. The increase is primarily the result of continued price reductions resulting from market pressures experienced primarily during fiscal 1998 and lower margin products representing a larger portion of the overall sales mix. Based on current information, the Company has reason to believe that gross margins may continue to be affected by average price reductions resulting from market pressures and sales mix throughout fiscal 1999.

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

SELLING, RESEARCH, GENERAL AND ADMINISTRATIVE EXPENSES

Fiscal 1998 compared to fiscal 1997

    Selling, research, general and administrative (SRG&A) expenses decreased to $19,351,132 in 1998 from $21,454,963 in 1997, a decrease of 9.8%. As a percentage of net sales, SRG&A expenses decreased to 35.8% in 1998 from 39.4% in 1997. The decrease in SRG&A expenses primarily reflects decreased promotion, selling and shipping costs and general and administrative costs primarily resulting from cost reduction efforts initiated during fiscal 1998 coupled with lower costs resulting from the centralization of the Company's warehousing and customer service operations initiated late in fiscal 1997.

Fiscal 1997 compared to fiscal 1996

    Selling, research, general and administrative (SRG&A) expenses increased to $21,454,963 in 1997 from $20,064,845 in 1996, an increase of 6.9%. As a percentage of net sales, SRG&A expenses increased to 39.4% in 1997 from 38.5% in 1996. The increase in SRG&A expenses primarily reflects increased promotion, selling and shipping costs in addition to larger than usual bad debt reserves, coupled with a charge during the fourth quarter for the relocation and centralization of the Company's warehousing and customer service operations of $260,000.

OTHER INCOME AND EXPENSE

Fiscal 1998 compared to fiscal 1997

    Other income (expense) in fiscal 1998 of $165,673 increased approximately $495,000 from ($328,737) in fiscal 1997. The net increase primarily resulted from royalty income earned of approximately $424,000 coupled with lower interest expense incurred on outstanding balances of its revolving and term notes payable during fiscal 1998, as compared with the prior year.

Fiscal 1997 compared to fiscal 1996

    Other income (expense) in fiscal 1997 of ($328,737) increased approximately $83,000 from ($246,138) in fiscal 1996. The net increase primarily resulted from higher interest expense incurred on outstanding balances of its revolving and term notes payable during fiscal 1997, as compared with the prior year.

INCOME TAXES

    Income taxes, as a percentage of earnings before income taxes, increased to 43.2% in 1998 from 41.4% in 1997 which increased from 40.4% in 1996. The increase in income taxes in 1998 compared with 1997 and 1997 compared with 1996, as a percentage of earnings before income taxes, results from a higher effective tax rate due to higher state income taxes in each year.

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

FOREIGN CURRENCY EXCHANGE RATES

    The Company procures certain raw materials, component parts and other products from suppliers in the Far East, Europe, South America and Central America. In addition, the Company makes sales to customers in Europe, Canada, South America, Central America, the Middle East and the Far East. Although the majority of all such transactions are denominated in U.S. dollars, the Company's costs and ability to compete in foreign markets are affected by fluctuations in the value of the U.S. dollar in relation to these currencies. Increased costs generally have been offset by price increases to customers. Aggregate purchases from foreign suppliers and sales to foreign customers were $11,510,000 and $7,929,000 in 1998, $9,759,000 and $9,538,000 in 1997 and $9,941,000 and
$8,847,000 in 1996, respectively.

    The Company leases four manufacturing facilities in Tijuana, B.C., Mexico and its net book value in property and equipment at March 29, 1998 was approximately $2,742,000. The functional currency of such operations is the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically financed its operations through cash generated by operations, term loan borrowings, revolving credit line borrowings and normal trade credit extended by its suppliers.

    Net cash provided by operating activities during the fiscal year ended March 29, 1998 was $1,555,045. As of March 29, 1998, the Company's working capital was $14,532,350 and its current ratio was 2.4 to 1. In addition, the Company presently has an unsecured revolving credit agreement with a commercial bank providing for maximum borrowings of $8,500,000 of which $5,184,955 was available at March 29, 1998 and an unsecured five-year term loan agreement with the same bank for $700,000. The Company believes funds provided by operations, working capital and temporary borrowings from its credit agreement and term loan will be sufficient to meet its current operating needs and anticipated capital expenditures for fiscal 1999.

YEAR 2000 ACTION PLAN

    The Company has adopted a Year 2000 Action Plan (the "Plan") which identifies the process by which the Company will address Year 2000 related issues. It also establishes a committee represented by all departments of the Company assigned the responsibility to complete Year 2000 preparations with a targeted completion date of no later than December 31, 1999. The Plan strives to identify Year 2000 issues, assesses its impact on Company operations, identifies the cost, and outlines the implementation plan to have critical software and hardware platforms Year 2000 compliant.

    Costs associated with the Year 2000 project will primarily include costs incurred to upgrade existing software and hardware platforms not currently Year 2000 compliant. The Company estimates that these costs will be incurred in the normal course of business as software and hardware is ordinarily upgraded to keep pace with technological advances. Actual costs could range to $200,000 over a period of eighteen months, most of which will be capitalized.

IMPACT OF NEW ACCOUNTING STANDARDS

    In June 1997 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130 Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. It requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with other financial statements. It requires that an enterprise display an amount representing total comprehensive income for each period. It does not require per share amounts of comprehensive income to be disclosed. SFAS No. 130 is effective for both interim and annual periods beginning after December 15, 1997.

    In June 1997 the FASB also issued SFAS No. 131 Disclosures about Segments of an Enterprise and Related Information, which among other things, requires information about operating segments in both annual and interim reports. It also established standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for periods beginning after December 15, 1997, but is not required for interim periods in the initial year of adoption.

    In February of 1998 the FASB issued SFAS No. 132 Employers' Disclosures about Pensions and Other Postretirement Benefits, which among other things, standardizes the disclosure requirements of pensions and other postretirement benefits. SFAS No. 132 is effective for years beginning after December 15, 1997.

    Management has adopted the above standards effective April 1, 1998 and will provide the appropriate disclosures in subsequent annual and interim reports as required.


                                            Polk Audio, Inc. and Subsidiaries 15

SEVEN-YEAR FINANCIAL SUMMARY
(In thousands, except per share data)


                                                                       As of and for the Fiscal Years Ended
-----------------------------------------------------------------------------------------------------------------------------------
                                                 March 29,   March 30,   March 31,   March 26,   March 27,   March 28,   March 29,
                                                    1998        1997        1996        1995        1994        1993        1992
                                                 (52 weeks)  (52 weeks)  (53 weeks)  (52 weeks)  (52 weeks)  (52 weeks)  (52 weeks)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings Statement Data
  Net sales                                       $54,153      54,416      52,171      41,673      33,957      29,822      27,465
  Gross profit                                     21,134      23,067      22,282      19,321      14,821      11,505      10,298
  Selling, research, general and
    administrative expenses                        19,351      21,455      20,065      16,979      13,387      10,840       9,204
  Operating income                                  1,782       1,612       2,217       2,341       1,434         665       1,094
  Earnings before income taxes                      1,948       1,284       1,971       2,305       1,507         883         502
  Net earnings                                      1,106         752       1,174       1,452         988         592         321
  Earnings per share--diluted                        0.60        0.41        0.69        0.86        0.60        0.36        0.18

Balance Sheet Data:
  Working capital                                 $14,532      13,568      16,077      12,862       9,735       9,327       9,666
  Total assets                                     31,775      24,997      30,268      22,224      15,974      14,745      15,787
  Long-term debt                                    3,615       2,347       6,055       2,400          --          --          --
  Stockholders' equity                             17,727      16,544      15,436      14,153      12,474      11,437      11,690





MARKET AND DIVIDEND INFORMATION

    As of May 13, 1998, there were 127 stockholders of record. This number does not reflect the number of beneficial owners of the Company's common stock for whom shares are held by certain brokerage firms and others.

    The Company has not paid or declared any dividends since its inception. The Company has followed a policy of retaining earnings in order to finance the growth and development of the business. In deciding whether to pay dividends in the future, the Company's Board of Directors will consider factors it deems relevant, including the Company's earnings and financial condition and its working capital and capital expenditure requirements.

    The Company's common stock is traded on the American Stock Exchange. The high and low bid prices per share during the last four fiscal years were as follows:

                                   1998                   1997                   1996                   1995
-------------------------------------------------------------------------------------------------------------------
                              HIGH      LOW          HIGH      LOW          HIGH      LOW          HIGH      LOW
-------------------------------------------------------------------------------------------------------------------
June                          9 7/8    8            16         8 1/4       13         9 1/2       10 1/2     9 3/4
September                    10        8 1/8        14 1/2    10 7/8       12 1/2    10 1/2       10         7 3/8
December                     11 1/2    8            13 1/4     9 7/8       12 1/4     9 1/4       10 3/4     8 1/4
March                        11 7/8    8 3/4        12 3/8     9 1/8        9 3/4     8           13 1/2    10

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


Robert E. Limbaugh
Vice President of Polk Automotive Products


Thomas C. Roddam
Vice President of Eosone Home Products


Keith A. Ballard
Vice President of Marketing


Wilbert H. Sirota
Director
a Partner in the law firm of
Piper & Marbury L.L.P.


Robert B. Barnhill, Jr.
Director
President and CEO of TESSCO Technologies Incorporated


Dennis J. Shaughnessy
Director
Managing Director, Grotech Capital Group, Inc.


CORPORATE OFFICES
5601 Metro Drive
Baltimore, Maryland 21215, USA
Telephone (410) 358-3600
Telecopier (410) 764-5266
http://www.polkaudio.com


TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
New York, New York

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Monday, August 3, 1998 at 9:00 a.m. at the Offices of Piper & Marbury L.L.P., 36 South Charles Street,
2nd floor, Baltimore, Maryland 21201.

FORM 10-K
Form 10-K is available without charge to stockholders upon written request. Exhibits to Form 10-K will be furnished upon payment of $50 per page with a minimum charge of $5.00. Please direct requests to Treasurer, Polk Audio, Inc., 5601 Metro Drive,
Baltimore, MD 21215, USA.

STOCK INFORMATION
Polk Audio, Inc. is traded on the American Stock Exchange under the symbol PKA.

                               [POLK AUDIO LOGO]

                5601 Metro Drive, Baltimore, Maryland 21215, USA